SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
Dated: February 16, 2009
Commission File No. 001-33311
NAVIOS MARITIME HOLDINGS INC.
85 Akti Miaouli Street, Piraeus, Greece 185 38
(Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:
Form 20-F ☑     Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(l):
Yes ☐     No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐     No ☑
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐     No ☑

SIGNATURES
EXHIBIT INDEX
EX-99.1: LOAN AGREEMENT
EX-99.2: 2% CONVERTIBLE SENIOR PROMISSORY NOTE

Loan Agreement; Convertible Promissory Note
     On February 16, 2009, Pueblo Holdings Ltd. and Surf Maritime Co. (collectively, the “Borrowers”), subsidiaries of Navios Maritime Holdings Inc.(“Navios”) entered into a $120.0 million term loan facility with the banks and institutions identified therein (the “Loan Facility”). The Loan Facility is available to partially finance the acquisition of two capesize newbuilding drybulk carriers to be constructed or any other vessels of the same type and size as may be approved by the lenders. Amounts drawn under the Loan Facility are payable in semi-annual installments, depending on the amount drawn, over a ten year period commencing six months following the drawdown date. Navios Holdings is a guarantor of the Loan Facility. To date, no amounts have been drawn under the Loan Facility. The interest rate of the Loan Facility is LIBOR plus 1.9% per annum, subject to certain conditions in the Loan Facility.
     The Loan Facility contains covenants that, among other things, prevent the Borrowers from changing the nature of its business or incurring additional indebtedness. The Loan Facility requires compliance with various covenants, including those covenants contained in the senior notes indenture of Navios Holdings, as well as compliance with specified financial covenants. The Loan Facility identifies certain events that will constitute an event of default, including, (i) the non-compliance with certain covenants and (ii) if there is a default, in certain circumstances, under the Navios Holdings senior notes indenture.
     A copy of the Loan Facility is furnished as Exhibit 99.1 to this Report and is incorporated herein by reference.
     On February 18, 2009, Navios Holdings took delivery of the Navios Vega, a 2009 built, 58,792 dwt Ultra Handymax vessel. The total acquisition price of the vessel amounted to approximately $73.5 million. The acquisition of the vessel was financed by Navios Holdings’ existing cash and by issuing a $33.5 million 2% Convertible Senior Promissory Note (the “Note”). The Note is due on February 18, 2012. The Note bears interest at the rate of 2% per annum and is payable semi-annually in arrears on August 18 and February 18 of each year, commencing on August 18, 2009. The Note may be converted into shares of Navios Holdings’ common stock at any time on or before the maturity date. Outstanding principal amounts, and accrued and unpaid interest thereon may be converted into shares of Navios Holdings’ common stock at a price of $11.00 per share of common stock. The conversion price is subject to adjustment for stock splits, stock dividends and similar events. The minimum principal amount of the Note that may be converted at any time is $5,000,000. No fractional shares shall be issued upon conversion.
     The Note, or any portion thereof, may be redeemed by Navios Holdings at any time on five days prior written notice for an amount equal to the principal amount thereof plus all accrued and unpaid interest thereon, plus a premium of 5% if such redemption occurs prior to February 18, 2010.
     The Note will be Navios Holdings’ unsecured obligation and shall rank senior in right of payment to all other unsecured indebtedness incurred by Navios Holdings, except that the obligations under the Note will rank pari passu with any unsecured indebtedness incurred by Navios Holdings that is designated by it, at the time of such incurrence, as senior indebtedness or that is not designated subordinated indebtedness.
     It shall be an event of default under the Note in the event Navios Holdings: (i) fails to make any payments when due with respect to the principal, interest or any other sums due under the Note; provided however, with respect to interest payments, Navios Holdings has a fifteen (15) day cure period; (ii) file, voluntarily or involuntarily for bankruptcy protection; (iii) default on the payment of other currently outstanding or future indebtedness which indebtedness, individually or in the aggregate is in excess of $20.0 million; and (iv) have a judgment or decree entered against us involving a liability of $20.0 million or more that is not otherwise vacated, discharged, satisfied or stayed pending appeal within 60 days of entry. If an event of default occurs, the principal amount of this Note then outstanding, together with all interest accrued thereon and unpaid as of the date of such event of default, shall automatically become immediately due and payable.
     This information contained in this Report is hereby incorporated by reference into the Navios Registration Statements on Form F-3, File Nos. 333-136936, 333-129382 and 333-141872 and on Form S-8, File No. 333-147186.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAVIOS MARITIME HOLDINGS INC.
By:	/s/ Angeliki Frangou
Angeliki Frangou
Chief Executive Officer Date: February 25, 2009

EXHIBIT INDEX

Exhibit No.	Exhibit
99.1	Loan Agreement.

99.2	2% Convertible Senior Promissory Note.